May 19, 2025

Jan Jenisch
Chairman Designate of the Amrize Board of Directors
Amrize Ltd
Grafenauweg 8
6300 Zug, Switzerland

        Re: Amrize Ltd
            Amendment No. 1 to Registration Statement on Form 10-12B Filed May 7, 2025
            File No. 001-42542
Dear Jan Jenisch:

       We have reviewed your amended filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12B filed May 7, 2025 Exhibits

1. Please tell us why you have not filed as exhibits the Framework Supply Agreement and the Manufacturing and Purchase Agreement mentioned on page 182.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 19, 2025
Page 2

       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Brandon Van Dyke